C. Thomas Hopkins

T: +1 310 883 6417

thopkins@cooley.com

January 30, 2014

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christina Chalk

Re:	Tufco Technologies, Inc.

Schedule TO-T filed January 9, 2014

Schedule TO-T/A filed January 21, 2014

Filed by Griffin Holdings LLC et al.

File No. 5-49383

Dear Ms. Chalk:

On behalf of Packers Acquisition Sub, Inc., Tufco Holdings, LLC, and Griffin Holdings, LLC (collectively, the “Filing Persons”), we provide the following responses to the comments set forth in the comment letter of the staff (the “Staff”) of the Division of Corporation Finance, Office of Mergers & Acquisitions of the U.S. Securities and Exchange Commission (the “Commission”) dated January 24, 2014 (the “Comment Letter”) relating to the above-referenced filings.

For convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter and the text of the Staff’s comments appear in italics below. Defined terms not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase dated January 9, 2014, filed as exhibit (a)(1)(i) to the Tender Offer Statement filed under cover of Schedule TO (“Schedule TO”) with the Commission on January 9, 2014.

In addition, concurrently herewith we are transmitting via EDGAR Amendment No. 2 to the Schedule TO. The Schedule TO has been revised in response to the Staff’s comments.

U.S. Securities and Exchange Commission

January 30, 2014

Page Two

Staff Comments and Company Responses

Schedule TO

1.	I understand from our discussions today that Sponsor is a newly-formed entity formed to effect the tender offer. This is not apparent from the disclosure in the Offer to Purchase. Please revise to clarify. Generally when a named bidder is a newly-formed entity formed for the purposes of the tender offer, we will require additional control persons to be included as bidders because each person “on whose behalf an offer is made” is a bidder. See Section II.D.2 (“Identifying the Bidder in a Tender Offer”) of the Current Issues and Rulemaking Projects Outline (November 14, 2000) for guidance. Please revise or advise.

Response: In Section II.D.2 – “Identifying the Bidder in a Tender Offer” of the November 14, 2000 Current Issues Outline, the Staff advised that “if a named bidder is an established entity with substantive operations and assets apart from those related to the Offer, the staff ordinarily will not go further up the chain of ownership to analyze whether that entity’s control persons are bidders.” As clarified with Ms. Chalk, Sponsor is not a newly-formed entity formed to effect the tender offer. Sponsor was formed on August 20, 2008 and has in the past held partnership interests in three separate investment funds. Although currently Sponsor does not hold any other investments or assets other than $11 million in cash to satisfy the Equity Financing, Sponsor has had substantive operations and assets apart from those related to the Offers, including the aforementioned partnership interests in investment funds. Sponsor intends to continue to analyze investment opportunities and acquisitions to be made by Sponsor after the closing of this transaction.

In addition, we submit that all information enumerated in Instruction C of Schedule TO has been disclosed for the sole equity owner, manager and officer of Sponsor, Shahram Shaun Gabayzadeh. We direct the Staff’s attention to Section 8 — “Certain Information Concerning Purchaser, Parent and Sponsor,” Section 10 — “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with the Company,” Section 12 — “Purpose of the Offer; Plans for the Company,” and Annex C of the Offer to Purchase, for reference to such disclosure.

Exhibit (a)(1)(I) – Offer to Purchase

2.	Clarify that all offer conditions, not simply the minimum tender condition, must be satisfied or waived as of the Expiration Time of the Offer.

Response: The disclosure in the first paragraph of Section 15 of the Offer to Purchase has been revised to clarify that all offer conditions, not simply the minimum tender condition, must be satisfied or waived as of the Expiration Time of the Offer.

3.	The second to last bulleted offer condition relates to the Funding Condition with requires that you receive the proceeds for the Financing. “Financing” is defined earlier in the Offer to Purchase to mean the total proceeds of the Debt and Equity Financings. As you know, the Equity Financing portion of the offer consideration in the amount of $11,000,000 will be provided by Sponsor Griffin Holdings LLC. Sponsor is a bidder in the offer; thus, it would appear that satisfaction of this offer condition is within the control of a bidder. All offer conditions must be objective and outside the control of the bidder. Please revise.

U.S. Securities and Exchange Commission

January 30, 2014

Page Three

Response: The disclosure in the second to last bulleted offer condition in Section 15 of the Offer to Purchaser, and in certain sections of the Summary Term Sheet of the Offer to Purchase, has been revised to refer to the receipt of only the Debt Financing (and not the Equity Financing) as being a condition to the consummation of the Offer.

4.	Refer to the last sentence in this section. You state that the failure to exercise any of the foregoing “rights” (i.e., listed offer conditions) will not be a waiver of such rights “which may be asserted at any time and from time to time.” If any of the listed events “triggers” an offer condition while the offer is pending, the bidder must at that time determine whether to assert the condition and terminate the offer or waive it and proceed. The bidder may not wait until the expiration of the offer to assert an offer condition triggered earlier in the offer. Please revise your disclosure accordingly.

Response: The last sentence of Section 15 of the Offer to Purchase has been deleted.

Exhibit (a)(1)(I) – Offer to Purchase

5.	We note the disclosure stating that a stockholder wishing to exercise appraisal rights must deliver the written demand for appraisal of shares within the later of the “consummation of the Offer” and 20 days after the date notice of the merger is mailed to the stockholder. Please revise to clarify precisely when the consummation of the offer will occur for purposes of exercising appraisal rights under Section 262 of the DGCL. For instance, clarify whether consummation means the Expiration Date of the Offer, the time the bidder accepts the tendered shares, or the time of settlement.

Response: The disclosure in Section 17 of the Offer to Purchase regarding the timing for exercising appraisal rights under Section 262 of the DGCL has been revised to clarify that the stockholder must, within the later of the Acceptance Time and 20 days after the date of notice of the merger was mailed to the stockholder, deliver to the Company its written demand for appraisal.

6.	Refer to the disclaimer at the bottom of page 48 of the Offer to Purchase, indicating that the summary of appraisal rights does not purport to be “complete.” While you may include qualifying language about the nature of a summary generally, this disclaimer does not meet your obligation to fully and completely describe the materials terms of the transaction. Please revise here and where appropriate throughout the Offer to Purchase.

Response: The Filing Persons acknowledge that while they may include appropriate disclaimers concerning the nature of a summary generally, the summary must be complete in describing all material terms of the transaction. The Filing Persons confirm that the applicable summaries are complete in describing all material terms of the transaction.

U.S. Securities and Exchange Commission

January 30, 2014

Page Four

In addition, the Filing Persons confirm and acknowledge that:

•	The Filing Persons are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

* * * *

U.S. Securities and Exchange Commission

January 30, 2014

Page Five

We hope that the foregoing has been responsive to the Staff’s comments. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to Brian Wheeler (telephone: (650) 843-5993; email: bwheeler@cooley.com) or the undersigned at (telephone: (310) 883-6417; email: thopkins@cooley.com) of Cooley LLP, counsel to the Company.

Sincerely,

/s/ C. Thomas Hopkins
C. Thomas Hopkins
For Cooley LLP

cc:

Shahram Shaun Gabayzadeh

President, Packers Acquisition Sub, Inc.

Manager, Tufco Holdings, LLC

Manager, Griffin Holdings, LLC